REGISTRATION RIGHTS AGREEMENT
Dated as of November 30, 2006
By
SATÉLITES MEXICANOS, S.A. de C.V.
for the benefit of
CERTAIN HOLDERS OF
ITS FIRST PRIORITY SENIOR SECURED NOTES DUE 2011

REGISTRATION RIGHTS AGREEMENT
          This Registration Rights Agreement (this “Agreement”) is dated as of November 30, 2006, by SATÉLITES MEXICANOS, S.A. de C.V., a corporation (sociedad anónima) duly organized and existing under the laws of the United Mexican States (the “Company”), for the benefit of each of the Holders of the Registrable Securities (as such terms are defined below).
RECITALS
          WHEREAS, this Agreement is entered into in connection with the Company’s First Priority Senior Secured Notes due 2011 (the “First Priority Notes”), issued or to be issued pursuant to the terms of the First Priority Senior Secured Note Indenture (as defined below);
          NOW, THEREFORE, in consideration of the mutual promises, covenants, agreements and conditions set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:
ARTICLE I.
     Section 1. Definitions. For purposes of this Agreement:
          “Bankruptcy Code” means title 11, United States Code, as amended from time to time.
          “Company Expenses” means (i) the fees, charges and disbursements of counsel to the Company and of its independent public accountants and any other accounting and legal fees, charges and expenses incurred by the Company (including, without limitation, any expenses arising from any special audits or “comfort letters” required in connection with or incident to any registration), (ii) the fees, charges and disbursements of any advisors or special experts retained by the Company in connection with any registration pursuant to the terms of this Agreement, (iii) all internal expenses of the Company (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), and (iv) Securities Act liability insurance (if the Company elects to obtain such insurance), regardless of whether any Registration Statement filed in connection with such registration is declared or otherwise becomes effective.
          “Delay Fee” shall have the meaning assigned to it in Section 3(a) hereof.
          “Delay Fee Payment Date” shall have the meaning assigned to it in Section 3(b) hereof.
          “Equity Registration Rights Agreement” means the Registration Rights Agreement dated as of November 26, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of each of the holders of the registrable securities listed on Schedule A of that agreement.

          “Exchange Act” means the Securities Exchange Act of 1934, as amended or any successor federal statute in effect, and the rules and regulations of the SEC promulgated thereunder, all as the same may be in effect from time to time.
          “First Priority Notes” shall have the meaning assigned to it in the recitals hereto.
          “First Priority Senior Secured Note Indenture” means the Indenture, dated as of November 30, 2006, by and between the Company, as issuer, each of the guarantors named therein, and HSBC Bank USA, National Association, as trustee, pursuant to which the First Priority Notes are being issued, as amended, modified and/or supplemented from time to time in accordance with the terms thereof.
          “Holder” or “Holders” means a Person that (i) (A) together with its Affiliates, as of the date hereof, is the beneficial owner of five percent (5%) or more of the First Priority Notes and is listed on Schedule A hereto, or (B) at any time is a beneficial owner of Second Priority Notes and has an officer or employee that serves as, or such Person otherwise designates, a director or officer of the Company, and is listed on Schedule A hereto, and (ii) at the time of giving a request for registration pursuant to Section 2 hereunder, determines, in the exercise of its reasonable discretion, that such Person (or such Person and/or its Affiliates) cannot transfer such Registrable Securities without registration under the Securities Act (without regard to whether an exemption from registration is available, other than pursuant to an exemption under section 1145 of the Bankruptcy Code), together with any permitted transferee of such Person under Section 9 hereof; provided, that, Schedule A shall be deemed to be updated with the information provided in connection with a permitted transfer under Section 9.
          “Interest Payment Date” has the meaning ascribed to it in the First Priority Senior Secured Notes Indenture.
          “NASD” means the National Association of Securities Dealers, Inc.
          “Notes” means the First Priority Notes.
          “Participating Holders” means Holders participating, or electing to participate, in an offering of Registrable Securities pursuant to this Agreement.
          “Person” means any individual, firm, corporation, company, partnership, trust, incorporated or unincorporated association, limited liability company, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of any such entity.
          “Proposed Registration” shall have the meaning assigned to it in Section 4(a) hereof.
          “Prospectus” means the prospectus included in any Registration Statement.
          “Registrable Securities” means each Note; provided, however, that Notes considered to be Registrable Securities shall cease to be Registrable Securities (A) upon the sale thereof pursuant to an effective registration statement, (B) upon the sale thereof pursuant to

Rule 144 (or successor rule) under the Securities Act, (C) when such securities cease to be outstanding or (D) in a private transaction where the transferor’s rights under this Agreement are not assigned, or are improperly assigned, pursuant to the terms and conditions of this Agreement.
          “Registration Expenses” mean all expenses (other than any underwriting discounts and commissions) arising from or incident to the performance hereof, or compliance herewith, including, without limitation, (i) SEC, stock exchange, NASD and other registration and filing fees, (ii) all fees and expenses incurred in connection with complying with any securities or blue sky laws (including, without limitation, fees, charges and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) all printing, messenger and delivery expenses and (iv) the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange or Nasdaq.
          “Registration Statement” means any registration statement of the Company filed with the SEC on the appropriate form pursuant to the Securities Act, including without limitation, Form F-l (or Form F-3, if such form may be utilized by the Company), which covers the registration of the Registrable Securities pursuant to the provisions of this Agreement and all amendments and supplements to any such Registration Statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all materials incorporated by reference therein.
          “SEC” or “Commission” means the United States Securities and Exchange Commission.
          “Second Priority Notes” means the notes Issued under the Second Priority Senior Secured Note Indenture.
          “Second Priority Senior Secured Note Indenture” means the Indenture, dated as of November 30, 2006, by and between the Company, as issuer, each of the guarantors named therein, and Wells Fargo Bank, National Association, as amended, modified and/or supplemented from time to time in accordance with the terms thereof.
          “Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute and the rules and regulations of the Commission promulgated thereunder, as the same may be in effect from time to time.
          “Selling Expenses” shall mean the underwriting fees, discounts, selling commissions and stock transfer taxes applicable to all Registrable Securities registered by the Participating Holders.
          “SPSSN Indenture Registration Rights Agreement” means the Registration Rights Agreement dated as of November 30, 2006, by Satélites Mexicanos, S.A. de C.V., for the benefit of each of the holders of the registrable securities listed on Schedule A of that agreement.

Section 2. Piggyback Registrations.
          (a) Right to Include Registrable Securities. Each time that the Company proposes for any reason to register any of its Second Priority Notes, the Company shall promptly give written notice of such Proposed Registration to all of the Holders of Registrable Securities (which notice shall be given not less than thirty (30) days prior to the expected effective date of the Registration Statement) and shall offer such Holders the right to request inclusion of any of such Holder’s Registrable Securities in the Proposed Registration.
          (b) Piggyback Procedure. Each Holder of Registrable Securities shall have twenty (20) days from the date of receipt of the Company’s notice referred to in Section 2(a) above to deliver to the Company a written request specifying the number of Registrable Securities such Holder intends to sell and such Holder’s intended method of disposition. Any Holder shall have the right to withdraw such Holder’s request for inclusion of such Holder’s Registrable Securities in any Registration Statement pursuant to this Section 2 by giving written notice to the Company of such withdrawal within five (5) days prior to the expected effective date of the Registration Statement. Subject to Section 2(c) below, the Company shall include in such Registration Statement all such Registrable Securities so requested to be included therein; provided, however, that the Company may at any time withdraw or cease proceeding with any such Proposed Registration if it shall at the same time withdraw or cease proceeding with the registration of all other securities of the Company originally proposed to be registered in the Proposed Registration. In the event that the Proposed Registration by the Company is, in whole or in part, an underwritten public offering of securities of the Company, any request under this Section 2(b) shall specify that the Registrable Securities be included in the underwriting on the same terms and conditions as the securities, if any, otherwise being sold through underwriters under such Proposed Registration.
          (c) Priority for Piggyback Registration. Notwithstanding any other provision hereof, if the managing underwriter of an underwritten public offering determines and advises the Company and the Participating Holders in writing that the inclusion of all Registrable Securities and other securities proposed to be included in the Registration Statement proposed to be included by the Participating Holders of Registrable Securities in the underwritten public offering would materially and adversely interfere with the successful marketing of the Company’s securities, then the Participating Holders shall not be permitted to include any Registrable Securities in excess of the amount, if any, of Registrable Securities which the managing underwriter of such underwritten public offering shall reasonably and in good faith agree in writing to include in such public offering in addition to the amount of securities to be registered for the account of the Company. In no event shall any Registrable Securities be excluded from such offering unless all other Holders’ securities are excluded. The Company will be obligated to include in such Registration Statement, as to each Participating Holder, only that portion of the Registrable Securities such Participating Holder has requested be registered equal to the product of (i) the aggregate principal amount of Registrable Securities and other securities which the managing underwriter agrees to include in the public offering and (ii) the ratio which the principal amount of such Participating Holder’s requested Registrable Securities bears to the aggregate principal amount of Registrable Securities requested to be included in such Registration Statement by all Participating Holders who have requested that their Registrable

Securities be included in such Registration Statement and other securities proposed to be included in the Registration Statement. It is acknowledged by the parties hereto that pursuant to the foregoing provision, the securities to be included in a registration initiated by the Company shall be allocated:
          (i) first, to the Company;
          (ii) second, pari passu to the Holders of the Second Priority Notes and the First Priority Notes; and
          (iii) third, to any others requesting registration of securities of the Company.
If as a result of the provisions of this Section 2(c), any Holder shall not be entitled to include all of its Registrable Securities in a registration that such Holder has requested to be so included, such Holder may withdraw such Holder’s request to include Registrable Securities in such Registration Statement.
     Section 3. Delay Fee
          (a) The Company agrees that the Holders will suffer damages if the Company fails to fulfill its obligations under Section 2 hereof and that it would not be feasible to ascertain the extent of such damages with precision. Accordingly:
          (i) if the Company fails to offer the Holders the right to request inclusion of any of such Holder’s Registrable Securities in a Proposed Registration pursuant to Section 2(b) hereof; or
          (ii) if, after due receipt of a written request by a Holder pursuant to Section 2(b) hereof to include its Registrable Securities in a Proposed Registration, the Company fails to include such Registrable Securities in the Proposed Registration (subject to the limitations of Section 2(c) hereof) upon effectiveness of the Registration Statement
(each such event referred to in the preceding clauses (i) and (ii), a “Registration Defaul”), then the Company will pay a delay fee (the “Delay Fee”) on the Registrable Securities calculated for the period from and including the date on which any such Registration Default shall occur to, but excluding, the date on which all Registration Defaults have been cured. The Delay Fee shall be calculated as a percentage of the aggregate principal amount of all Registrable Securities included or required to be included in such Registration Statement, subject to Section 2(c), and the percentage rate will be 0.25% per annum for the first thirty (30) day period immediately following the occurrence of a Registration Default, and such rate will increase by an additional 0.25% per annum for each thirty (30) day period thereafter until all Registration Defaults have been cured, provided that the maximum Delay Fee rate shall be 1.00% per annum from and including the date on which any such Registration Default shall occur to but excluding the earlier of (1) the date on which all Registration Defaults have been cured or (2) the date on which all the Registrable Securities included or required to be included in such Registration Statement cease to be Registrable Securities. Such Delay Fee will be in addition to any interest payable from time to time with respect to the Registrable Securities. If, after the cure of all Registration Defaults then in effect, there is a subsequent Registration Default, the Delay Fee rate for such subsequent Registration Default shall initially be 0.50% regardless of the rate in effect with respect to any prior Registration Default at the time of cure of such Registration Default. Notwithstanding the foregoing, the amount of a Delay Fee payable shall not increase because more than one Registration Default has occurred and is pending.
          (b) So long as Registrable Securities remain outstanding, the Company shall notify the Participating Holders within ten (10) days after each and every date on which a Registration Default occurs. Any Delay Fee will be payable by the Company in cash and be paid on each Interest Payment Date of the Notes (each, a “Delay Fee Payment Date”), commencing with the first such date occurring after any such Delay Fee commences to accrue, to Participating Holders with respect to Registrable Securities included or required to be included in such Registration Statement. The amount of Delay Fee for Registrable Securities will be determined by multiplying the applicable Delay Fee rate by the aggregate principal amount of all such Registrable Securities included or required to be included in such Registration Statement on the Delay Fee Payment Date following such Registration Default in the case of the first such payment of Delay Fee (and thereafter at the next succeeding Delay Fee Payment Date until the cure of such Registration Default), and then multiplying such figure by a fraction, the numerator of which is the number of days such Delay Fee rate was applicable during such period determined on the basis of a 360-day year comprised of twelve thirty (30) day months (and, in the case of a partial month, the actual number of days elapsed), and the denominator of which is 360.
     Section 4. Registration Procedures, (a) Obligations of the Company. Whenever registration of Registrable Securities is required pursuant to this Agreement, the Company shall use commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of distribution thereof as promptly as possible, and in connection with any such request, the Company shall:
          (i) General Notifications. Promptly notify in writing the Participating Holders, the sales or placement agent, if any, therefor and the managing underwriter of the securities being sold, (A) when such Registration Statement or the Prospectus included therein or any Prospectus amendment or supplement or post-effective amendment has been filed, and, with respect to any such Registration Statement or any post-effective amendment, when the same has become effective, (B) when the SEC notifies the Company whether there will be a “review” of such Registration Statement and (C) of any written comments by the SEC and by the blue sky or securities commissioner or regulator of any state with respect thereto or (D) of any request by the SEC for any amendments or supplements to such Registration Statement or the Prospectus or for additional information;
          (ii) 10b-5 Notification. Promptly notify in writing the Participating Holders, the sales or placement agent, if any, therefor and the managing underwriter of the securities being sold pursuant to any Registration Statement at any time when a Prospectus relating thereto is required to be delivered under the Securities Act upon discovery that, or upon the happening of any event as a result of which, any Prospectus included in such Registration Statement (or amendment or supplement thereto) contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;
          (iii) Notification of Stop Orders; Suspensions of Qualifications and Exemptions. Promptly notify in writing the Participating Holders, the sales or placement agent, if any, therefor and the managing underwriter of the securities being sold of the issuance by the SEC of (A) any stop order issued or threatened to be issued by the SEC or (B) any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;
          (iv) Amendments and Supplements; Acceleration. (A) Prepare and file with the SEC such amendments and supplements to each Registration Statement as may be necessary to comply with the provisions of the Securities Act, including post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the forty-five (45) days and if applicable, file any Registration Statements pursuant to Rule 462(b) under the Securities Act; (B) cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) promulgated under the Securities Act; and (C) comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented;
          (v) Copies. Furnish as promptly as practicable to each Participating Holder and Inspector prior to filing a Registration Statement or any supplement or amendment thereto, copies of such Registration Statement, supplement or amendment as it is proposed to be filed, and after such filing such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as each such Participating Holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Participating Holder;
          (vi) Blue Sky. Use commercially reasonable efforts to, prior to any public offering of the Registrable Securities, register or qualify (or seek an exemption from registration or qualifications) such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any Participating Holder or underwriter may request, and to continue such qualification in effect in each such jurisdiction for as long as is permissible pursuant to the laws of such jurisdiction, or for as long as a Participating Holder or underwriter requests or until all of such Registrable Securities are sold, whichever is shortest, and do any and all other acts and things which may be reasonably necessary or advisable to enable any Participating Holder to consummate the disposition in such jurisdictions of the Registrable Securities; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent of process in any such states or jurisdictions or subject itself to material taxation in any such state or jurisdiction, but for this subparagraph;
          (vii) Other Approvals. Use commercially reasonable efforts to obtain all other approvals, consents, exemptions or authorizations from such governmental agencies or authorities as may be necessary to enable the Participating Holders and underwriters to consummate the disposition of Registrable Securities;
          (viii) Agreements. Enter into and perform customary agreements (including any underwriting agreements in customary form), and take such other actions as may be reasonably required in order to expedite or facilitate the disposition of Registrable Securities;
          (ix) “Cold Comfort” Letter. Obtain a “cold comfort” letter from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing underwriter may reasonably request, and reasonably satisfactory to a Majority in Interest of the Participating Holders;
          (x) Legal Opinion. Furnish, at the request of any underwriter of Registrable Securities on the date such securities are delivered to the underwriters for sale pursuant to such registration, an opinion, dated such date, of counsel representing the Company for the purposes of such registration, addressed to the Holders, and the placement agent or sales agent, if any, thereof and the underwriters, if any, thereof, covering such legal matters with respect to the registration in respect of which such opinion is being given as such underwriter may reasonably request and as are customarily included in such opinions;
          (xi) SEC Compliance, Earnings Statement. Use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC and make available to its shareholders, as soon as reasonably practicable, but no later than fifteen (15) months after the effective date of any Registration Statement, an earnings statement covering a period of twelve (12) months beginning after the effective date of such Registration Statement, in a manner which satisfies the provisions of Section 11 (a) of the Securities Act and Rule 158 thereunder;
          (xii) Certificates, Closing. Provide officers’ certificates and other customary closing documents;
          (xiii) NASD. Cooperate with each Participating Holder and each underwriter participating in the disposition of such Registrable Securities and underwriters’ counsel in connection with any filings required to be made with the NASD;

          (xiv) Transfer Agent, Registrar and CUSIP. Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereto and a CUSIP number for all such Registrable Securities, in each case, no later than the effective date of such registration; and
          (xv) Commercially Reasonable Efforts. Use commercially reasonable efforts to take all other actions necessary to effect the registration of the Registrable Securities contemplated hereby.
          (b) Holder Information. The Company may require each Participating Holder as to which any registration of such Holder’s Registrable Securities is being effected to furnish to the Company such information regarding such Participating Holder and such Participating Holder’s method of distribution of such Registrable Securities as the Company may from time to time reasonably request in writing. If a Participating Holder refuses to provide the Company with any of such information on the grounds that it is not necessary to include such information in the Registration Statement, the Company may exclude such Participating Holder’s Registrable Securities from the Registration Statement if the Company provides such Participating Holder with an opinion of counsel to the effect that such information must be included in the Registration Statement and such Participating Holder continues thereafter to withhold such information. The exclusion of a Participating Holder’s Registrable Securities shall not affect the registration of the other Registrable Securities to be included in the Registration Statement.
          (c) Notice to Discontinue. Each Participating Holder whose Registrable Securities are covered by a Registration Statement filed pursuant to this Agreement agrees that, upon receipt of written notice from the Company of the happening of any event of the kind described in Section 3(a)(ii). such Participating Holder shall forthwith discontinue the disposition of Registrable Securities until such Participating Holder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(a)(ii) or until it is advised in writing by the Company that the use of the Prospectus may be resumed and has received copies of any additional or supplemental filings which are incorporated by reference into the Prospectus, and, if so directed by the Company in the case of an event described in Section 3(a)(ii), such Participating Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Participating Holder’s possession, of the Prospectus covering such Registrable Securities which is current at the time of receipt of such notice. If the Company shall give any such notice, the Company shall extend the period during which such Registration Statement is to be maintained effective by the number of days during the period from and including the date of the giving of such notice pursuant to Section 3(a)(ii) to and including the date when the Participating Holder shall have received the copies of the supplemented or amended Prospectus contemplated by, and meeting the requirements of, Section 3(a)(ii).
     Section 5. Registration Expenses. Except as otherwise provided herein, all Registration Expenses and Selling Expenses shall be borne by the Participating Holders. All Registration Expenses and Selling Expenses relating to Registrable Securities registered shall be borne by the Participating Holders of such Registrable Securities pro rata on the basis of the number of Registrable Securities so registered. The Company Expenses shall be borne by the Company.

     Section 6. Certain Limitations On Registration Rights. No Holder may participate in any Registration Statement hereunder involving an underwritten public offering unless such Holder completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents reasonably required under the terms of the underwriting arrangements made in connection with such Registration Statement and agrees to sell such Holder’s Registrable Securities on the basis provided in any underwriting agreement approved by the Holder or Holders entitled hereunder to approve such arrangements; provided, however, that no such Holder shall be required to make any representations or warranties to the Company or the underwriters in connection with any such registration other than representations and warranties as to (i) such Holder’s ownership of its Registrable Securities to be sold or transferred, (ii) such Holder’s power and authority to effect such transfer and (iii) such matters pertaining to compliance with securities laws as may be reasonably requested. Such Holders of Registrable Securities to be sold by such underwriters may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of the Company to and for the benefit of such underwriters, shall also be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of the underwriters under the underwriting agreement be conditions precedent to the obligations of the Holders.
     Section 7. Transfer of Registration Rights. The rights of a Holder hereunder may be transferred or assigned in connection with a transfer of Registrable Securities to (i) any Affiliate of a Holder, (ii) any subsidiary, parent, general partner, limited partner, stockholder or member of a Holder and any retired general partner or retired managing member of a Holder, (iii) any family member or trust for the benefit of any Holder or (iv) any transferee who, after such transfer, continues to hold Registrable Securities. Notwithstanding the foregoing, such rights may only be transferred or assigned provided that all of the following additional conditions are satisfied: (a) such transfer or assignment is effected in accordance with applicable securities laws; (b) such transferee or assignee agrees in writing to become subject to the terms of this Agreement (including, but not limited to, the restrictions on disposition of Registrable Securities) and (c) the Company is given written notice by such Holder of such transfer or assignment, stating the name and address of the transferee or assignee and identifying the Registrable Securities with respect to which such rights are being transferred or assigned.
     Section 8. Entire Agreement. This Agreement constitutes the entire agreement and understanding of the parties in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties, written or oral, to the extent they relate in any way to the subject matter hereof.
     Section 9. Assignment; Binding Effect. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. All of the terms, agreements, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors and permitted assigns.
     Section 10. Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be (a) transmitted by hand delivery, (b) mailed by first class, registered or certified mail, postage prepaid, (c) transmitted by overnight courier or (d) transmitted by telecopy, and in each case, if to the Company, at the address set forth below:

Satélites Mexicanos, S.A. de C.V. Rodolfo Gaona #86 Col. Lomas de Sotelo México D.F. 11200 México
Telephone:	(52) (55) 2629-5808
Facsimile:	(52) (55) 2629-5895
Attention:	General Counsel
with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & Mcloy LLP 1 Chase Manhattan Plaza New York, NY 10005
Telephone:	(212) 530-5000
Facsimile:	(212) 530-5219
Attention:	Marcelo A. Mottesi, Esq
Luc A. Despins, Esq.
Matthew S. Barr, Esq.
if to a Holder, to the address set forth on Schedule A to this Agreement, with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109
Telephone:	617-526-6000
Facsimile:	617-526-5000
Attention:	Dennis L. Jenkins, Esq.
George W. Shuster, Jr., Esq.
Notices mailed or transmitted in accordance with the foregoing shall be deemed to have been given upon receipt. Notices may be given by United States of America counsel to the party hereto.
     Section 11. Specific Performance; Remedies. Each party acknowledges and agrees that the other parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any state or federal court sitting in the State of New York having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.
Section 12. Submission to Jurisdiction; Waiver of Jury Trial.
          (a) Submission to Jurisdiction. Any action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby must be brought in any federal court located in the State of New York or any New York state court, and each party consents to the exclusive jurisdiction and venue of such courts (and of the appropriate appellate courts therefrom) in any such action, suit or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such, action, suit or proceeding in any such court or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such action, suit or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, service of process on such party as provided in Section 17(c) shall be deemed effective service of process on such party.
          (b) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES THAT ANY DISPUTE THAT MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY EXPRESSLY WAIVES ITS RIGHT TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THEM RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. THE SCOPE OF THIS WAIVER IS INTENDED TO ENCOMPASS ANY AND ALL ACTIONS, SUITS AND PROCEEDINGS THAT RELATE TO THE SUBJECT MATTER OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY REPRESENTS THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND WITH THE ADVICE OF COUNSEL HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND REPRESENTATIONS IN THIS SECTION 17(b).
          (c) Service of Process. By the execution and delivery of this Agreement, the Company hereby appoints CT Corporation System as its authorized agent upon which process may be served in any legal action or proceeding which may be instituted in any federal or state court in the Borough of Manhattan, The City of New York, arising out of or relating to this Agreement. Service of process upon such agent at the office of such agent at 111 Eighth Avenue New York, NY 10011, and written notice of said service to the Company at its address set forth in Section 15 hereof, shall be deemed in every respect effective service of process upon the Company in any such legal action or proceeding. Such appointment shall be irrevocable so long as the Holders shall have any rights pursuant to the terms thereof or of this Agreement until the appointment of a successor by the Company and such successor’s acceptance of such appointment. The Company further agrees to take any and all actions, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of such agent or successor.
     Section 13. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law principles.
     Section 14. Headings. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.
     Section 15. Amendments. An amendment or modification to any provision of this Agreement will require the written consent of the Company and the holders of at least 66 2/3% of the Second Priority Notes then outstanding.
     Section 16. Extensions; Waivers. Any party may, for itself only, (a) extend the time for the performance of any of the obligations of any other party under this Agreement, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver will be valid only if set forth in a writing signed by the party to be bound thereby. No waiver by any party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence. Neither the failure nor any delay on the part of any party to exercise any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy.
     Section 17. Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided, that if any provision of this Agreement, as applied to any party or to any circumstance, is judicially determined not to be enforceable in accordance with its terms, the parties agree that the court judicially making such determination may modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its modified form, such provision will then be enforceable and will be enforced.
     Section 18. Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. For purposes of determining whether a party has signed this Agreement or any document contemplated hereby or any amendment or waiver hereof, only a handwritten original signature on a paper document or a facsimile copy of such a handwritten original signature shall constitute a signature, notwithstanding any law relating to or enabling the creation, execution or delivery of any contract or signature by electronic means.
     Section 19. Construction. This Agreement has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any party has breached any covenant contained herein in any respect, the fact that there exists another covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached will not detract from or mitigate the fact that the party is in breach of the first covenant.
     Section 20. Third Party Beneficiaries. The Company acknowledges and agrees that the Holders are third party beneficiaries of this Agreement and, as such, each Holder is entitled to all of the benefits provided to the Holders hereunder and may enforce the terms of this Agreement. Upon any Holder giving a request for registration pursuant to Section 2 hereunder, such Holder shall execute an instrument of accession in form reasonable satisfactory to the Company acknowledging that such Holder is bound by the terms and provisions of this Agreement.

     IN WITNESS WHEREOF, the Company has executed this Registration Rights Agreement as of the date first above written.

SATÉLITES MEXICANOS, S.A. DE C.V.
By:	/s/ Cynthia Pelini
	Name:	Cynthia Pelini
Title: EVP Finance & Administration Rodolfo Gaona #86 Col. Lomas de Sotelo México D.F. 11200 México Telephone: (52) (55) 2629-5808 Fax: (52) (55) 2629-5895

By:	/s/ Carmen Ochoa
	Name:	Carmen Ochoa
Title: General Counsel Rodolfo Gaona #86 Col. Lomas de Sotelo México D.F. 11200 México Telephone: (52) (55) 5201-0858 Fax: (52) (55) 2629-0895